United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

United States of America

June 2, 2021

Attention:	Joseph Klinko, Office of Energy & Transportation
Lily Dang, Office of Energy & Transportation

Re:	VivoPower International PLC
Form 20-F for the Fiscal Year ended June 30, 2020
Filed September 8, 2020
File No. 001-37974

Ladies and Gentlemen,

We are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on April 29, 2021 (the “Letter”) relating to the Form 20-F for the fiscal year ended June 30, 2020 filed with the Securities and Exchange Commission on September 8, 2020 (the “Form 20-F”). Where references are made to VivoPower, these shall include VivoPower and/or Tembo as applicable.

For ease of review, we have set forth below each of the numbered comments of your letter in italic type followed by our responses thereto.

Form 20-F for the Fiscal Year ended June 30, 2020

Information on the Company

History and Development of the Company, page 22

1.

We have read your response to prior comment one, concerning your various disclosures about the agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, “GB Auto”), indicating that GB Auto has committed to purchase 2,000 Tembo electric conversion kits, and that you expect revenues of $250 million based on these orders. In the January 25, 2021 Form 6-K, you announced “the signing of a US$250m agreement for [your] Tembo Toyota Electric Vehicle Solutions” and described the agreement as “the most valuable deal for electric vehicles in the Australasia region.”

However, we understand from your response that the agreement referenced in these disclosures is not a contract for the actual sale of any conversion kits or vehicles with conversion kits installed, and that your expectation for revenues is not based on any specific provisions in the agreement nor any contract for the sale of such products to other parties that would be covered by the agreement with GB Auto. You explain that GB Auto will serve as your agent in marketing, promoting, and selling your products in Australia, and will be installing your electric conversion kits in automobiles that it procures from a third party on your behalf. You state that VivoPower, under the agreement, “controls and directs GB Auto to participate in the procurement and assembly of these vehicles” and indicate that GB Auto will earn a commission based on the sales price, although terms governing the financial aspects of the arrangement have not been established.

VivoPower International PLC
The Scalpel, 18th Floor 52 Lime Street, London, England, EC3M 7AF
www.vivopower.com

We believe that you should promptly expand upon your earlier disclosures regarding this arrangement to more accurately describe your relationship with GB Auto, considering each of the observations noted above, although certain of your representations should be reconciled to Section 2.3(a) of your agreement. You should also specify the circumstances under which GB Auto would be required to pay for any conversion kits ordered, if this depends on you securing sales of converted vehicles to a third party, taking other actions or making an incremental commitment, and how your obligation to pay GB Auto for the cost of vehicles that it acquires to fulfill an order would arise and be settled, in relation to your accounting for the conversion kits and any commissions.

Response:

We acknowledge the Staff’s comment and note the following:

●	We intend to issue additional disclosure regarding the relationship with GB Auto to address the Staff’s comments, as set forth in Exhibit A hereto.

●

We respectfully advise the Staff that the distribution agreement provides a framework under which VivoPower can consummate sales contracts for complete electric vehicles to end-customers in Australia. Under the distribution agreement, GB Auto will serve as our exclusive distributor in marketing, promoting and selling electric vehicles in Australia, and will also procure base diesel or petrol vehicles from the original equipment manufacturer (“OEM”) on behalf of VivoPower or Tembo. For this role, GB Auto will earn a sales commission based on the sales price of the vehicle. Under the terms of the agreement with GB Auto, it is also intended that VivoPower will direct GB Auto to participate in part of the assembly of these vehicles, including the removal of the original diesel or petrol powertrain, for which GB Auto will receive compensation in addition to the sales commission. However, the agreement contains a provision to the effect that the parties shall not have a relationship of agency, joint venture or partnership.

We respectfully advise the Staff that we believe the estimate of the value to be derived from the GB Auto distribution agreement was made in good faith and with a reasonable, conservative approach. First, the distribution agreement includes a commitment by GB Auto to purchase a minimum of 2,000 Tembo e-LV conversion kits (Toyota Landcruiser and Hilux models) in the first four years of the agreement. This volume metric is reasonable because (i) it was derived from extensive, good faith negotiations with GB Auto, and (ii) GB Auto risks losing its right as the exclusive distributor of Tembo electric vehicles in Australia if the commitment is not satisfied. As described in our previous response letter to the Staff, dated March 25, 2021, the pricing we used to determine the estimated revenue per vehicle under the distribution agreement was a conservative US$125,000 per vehicle (which is the average minimum price for a pilot or trial vehicle), whereas prices for fully customised and ruggedized vehicles can be significantly higher. As evidence for our pricing estimate, we have used actual purchase orders for our selected pilot and trial vehicles in Australia, and we are supplementally submitting evidence of these purchase orders to the Staff under cover of a separate letter (for which we will seek confidential treatment due to the competitive and commercially sensitive nature of the information).

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We note that, the above commitments are expected to be fulfilled upon GB Auto generating purchase orders of electric vehicles by end-customers, and as is customary in the industry, GB Auto will not be required to remit payment for its orders of conversion kits until end-customers enter into purchase orders for electric vehicles or if GB Auto purchases conversion kits prospectively ahead of end-customer orders. In the event that GB Auto fails to satisfy the minimum commitment, the contract will undergo a review process under which the parties will attempt to agree to an acceptable outcome. If no acceptable resolution is reached, the parties may terminate the distribution agreement, and GB Auto would lose its exclusivity in Australia.

Further terms governing other aspects of the distribution agreement with GB Auto are in the process of being finalised and are dependent upon the conclusion of active commercial negotiations with OEMs. For example, efforts are currently underway to negotiate and execute a Supply and Modification Agreement that will further define the terms of how each party (i.e., VivoPower, Tembo and GB Auto) will engage with OEMs to provide goods and services, such as the procurement of the vehicles to fulfil end-customer orders, and the settlement mechanics of payments due.

2.

Given that you have made revenue projections in the various announcements pertaining to the agreement with GB Auto, when formulating the revisions and incremental disclosures in response to the preceding comment, refer to our Commission policy on projections as described in Item 10(b) of Regulation S-K. We believe that you should have a reasonable basis for projections and present these in an appropriate format.

For example, when revenue projections having a reasonable basis are disclosed, corresponding income projections would also be disclosed. In addition, you would (i) identify the material assumptions and uncertainties, as may pertain to prices, volumes, and the timeframe for securing customers, developing business processes and production capacity, (ii) describe the extent of any factual details that provide a reasonable basis for your projections, and (iii) clarify whether your projections represent the most probable specific amounts or how these compare to the most reasonable range for each item.

We believe that clarifying disclosure should be made if and when management knows or has reason to know that its previously disclosed projections did not have or no longer have a reasonable basis. If you believe that you had a reasonable basis for your projections, based on agreements, commitments or other details that you have not mentioned, provide us with the underlying analyses and supporting documentation. If you have subsequently entered into contracts for the sale of converted vehicles pursuant to the arrangement with GB Auto, please summarize the details and submit the related contracts for review.

Tell us how you propose to supplement and clarify the announcements furnished on Form 6-K, having descriptions of the agreement and projections, as referenced in prior comment one, including your consideration of amending each of these documents to include incremental disclosures and issuing a new press release with a comprehensive description of the arrangement. Please submit the revisions and incremental disclosures that you propose and believe will fully address these concerns.

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Response:

We respectfully acknowledge the Staff’s comment and advise that all of the press releases that referenced the GB Auto distribution agreement were submitted under cover of Form 6-K, and accordingly were not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934. Accordingly, the press releases included in those Forms 6-K were not considered “Commission filings” as referenced in Item 10(b) of Regulation S-K. Nevertheless, VivoPower included specific mentions of the estimated $250 million in potential revenue as “forward-looking statements” in the press releases from December 23, 2020, January 25, 2021 and February 2, 2021 and highlighted that “These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual result may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business.” Notwithstanding this analysis, VivoPower intends to issue additional disclosure to address the Staff’s comments, with appropriate language in consideration of Item 10(b) of Regulation S-K, as set forth in Exhibit A hereto.

We advise the Staff that we believe the estimate of the value to be derived from the GB Auto distribution agreement was made in good faith and with a conservative approach, using the judgement of GB Auto’s management based upon contracted orders and expected future orders for its customer base, as well as from VivoPower’s customer base in its Aevitas business unit. As discussed above, the volume metric of 2,000 vehicles is reasonable because (i) it was derived from extensive, good faith negotiations with GB Auto, and (ii) GB Auto risks losing its right as the exclusive distributor of Tembo electric vehicles in Australia if the commitment is not satisfied. Furthermore, as described in our previous response letter to the Staff, dated March 25, 2021, the pricing we used to determine the estimated revenue per vehicle under the distribution agreement was a conservative US$125,000 per vehicle (which is the average minimum price for a pilot or trial vehicle), whereas prices for fully customised and ruggedized vehicles can be significantly higher. As evidence for our pricing estimate, we have used purchase orders for pilot and trial vehicles in Australia, and we are supplementally submitting evidence of these purchase orders to the Staff under cover of a separate letter.

We note that the distribution agreement also addresses the sales of sustainable energy solutions, such as the design, build and maintenance of renewable energy powered microgrids, customised charging stations and site electrification and power services. as well as battery re-use and recycling. However, in the spirit of conservatism, revenues attributable to such products and services were not included in our estimated value of the distribution agreement.

VivoPower did not provide income projections alongside the revenue estimates, because at this time with COVID lock-downs disrupting the supply chain, management did not believe that it had a reasonable basis to estimate a narrow and informative range of the various costs associated with the potential sales over the four year period over which GB Auto committed to purchase the 2,000 units. As noted above, the parties are also still in the process of finalizing the Supply and Modification Agreement that will further define the terms of how each party will engage with OEMs to provide goods and services, such as the procurement of the vehicles, to fulfil end-customer orders.

3.

We note your response to prior comment one stating “the components assembled by Tembo represent over 75% of the cost of the additional components added to the original OEM vehicle.” Tell us how, based on your estimates, the cost of conversion would compare to the cost of the vehicle prior to conversion, and separately quantify the values ascribed to the components, labor involved in conversion, and the vehicle.

Also clarify whether the vehicles to be converted would be purchased by GB Auto without a powerplant and drivetrain, or would initially be powered by electricity, gasoline or diesel, and describe the nature of the conversion that your product is designed to accomplish, including the key conversion components.

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Response:

We acknowledge the Staff’s comment and advise as follows:

●	The nature of the conversion that Tembo delivers is to electrify a vehicle that was originally built as a diesel or petrol vehicle.

●	On average, a diesel or petrol Toyota Landcruiser (HZJ 79) acquired by Tembo prior to conversion, would cost circa US$40,000.

●	The cost of conversion is significantly greater than this vehicle purchase price, as a result of major structural changes to the vehicle’s mechanical and electrical componentry on conversion.

●

The key conversion components encompass hardware and software and include the (i) battery, (ii) cable harness, (iii) electric drive train, (iv) charger, (v) transmission, (vi) DCDC converter, and (vii) battery management system.

●

The vehicles to be converted would typically be purchased with a diesel or petrol powerplant and drivetrain. It is GB Auto’s responsibility to remove the powerplant and drivetrain so that Tembo’s EV drivetrain architecture (or “kit”) can be installed.  This represents circa 25% of the cost of the additional components added to the original OEM vehicle.

●

The balance of 75% of the costs of conversion are delivered by Tembo.  We will supplementally provide the Staff with ranges of the costs to each the components (including labour) of the converted vehicles under cover of a separate letter, for which we will seek confidential treatment due to the competitive and commercially sensitive nature of the information.

●

All of the above represent estimates based upon management’s reasonable judgement, and is subject to change, based on production volumes, input prices, external factors such as supply demand dynamics, and general macroeconomic conditions.

4.

Given that the average of your revenue projections over the four-year term would more than double revenues reported for your most recently completed fiscal year, tell us how you considered the Item 5(a) requirement in electing not to incorporate by reference into the Form F-3 that you filed on December 11, 2020, your announcements pertaining to the agreement with GB Auto including the projections and your acquisition of the remaining 49% interest in Tembo, if this was your intention.

Response:

We acknowledge the Staff’s comment and respectfully advise that VivoPower intends to provide a disclosure update under cover of a Form 6-K that is specifically incorporated by reference into its Form F-3 prior to conducting any securities offerings pursuant to that registration statement. That Form 6-K will include disclosure regarding the distribution agreement with GB Auto, as well as the acquisition of the remaining 49% interest in Tembo.

* * * * *

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Yours faithfully,

……………………………………………….

Kevin Chin,

Chief Executive Officer

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Exhibit A

Update on Tembo Electric Vehicles Distribution Strategy

VivoPower International PLC (“VivoPower” or the “Company) is pleased to provide an update in relation to its global distribution strategy for its Tembo electric vehicle division and how it links to the broader sustainable energy solutions strategy. Given the stronger than expected levels of reverse inquiry from mining industry customers around the world seeking the Tembo ruggedized and customized off road electric vehicle kits, VivoPower decided to accelerate the rollout of its capabilities in key markets around the world. These include Canada, the Nordic region of the European Union, Latin America, Asia, as well as Africa and the Middle East. The Company has announced that it has entered into non-binding term sheets to negotiate final distribution agreements with a key player in the Canadian market, Acces Industriel Mining Inc. (“Acces”) and also a key player in the Nordic market, Arctic Trucks Limited (“Arctic Trucks”). The Company is currently in discussions with potential distribution counterparties for the Latin American market, as well as the Asia, Africa and Middle East markets.

Distribution Strategy

Following a detailed strategic assessment, VivoPower’s management team decided that a distribution partnership strategy for each key region would be the most capital efficient and fastest route to market. This is because it leverages the reputation, existing customer relationships and infrastructure of distribution partners. The ideal distribution partner is one who has a long established presence in its region, including a strong reputation among end-user customers, established infrastructure (in terms of warehouse and assembly facilities), as well as technical capabilities in ruggedization and customization which complement Tembo’s capabilities.

The distribution agreements that the Company seeks to finalize with its distribution partners are framework agreements where end-customers in each market must order electric vehicles through VivoPower’s distribution partner in each region. The estimated values of these framework agreements reflect both existing and anticipated customer orders and are based upon the good faith judgment of the distribution counterparties’ management, using reasonable assumptions about the demand for electric vehicles, including existing purchase orders, as well as expected purchase orders from their respective customer bases.

GB Auto Distribution and Referral Agreement

VivoPower continues to pursue future customer sales contracts for its Tembo electric vehicle conversion kits in Australia with suitable potential customers, including leading global mining companies with operations in Australia. In this region, with a stronger local presence and existing customer relationships, the Company’s market approach is for VivoPower to initiate and lead the customers relationships, and to coordinate and direct the production of complete vehicles to be delivered to these customers. As a step towards reinforcing such customer relationships, VivoPower signed a definitive distribution agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd. (collectively, “GB Auto”) in January 2021 (the “GB Auto Distribution Agreement”).

The GB Auto Distribution Agreement provides a framework under which VivoPower can consummate sales contracts for complete electric vehicles to customers in Australia. Under the GB Auto Distribution Agreement, GB Auto will serve as VivoPower’s exclusive distributor in marketing, promoting and selling electric vehicles in Australia, and will also install electric vehicle conversion kits assembled by Tembo in automobiles that it procures from the Original Equipment Manufacturer (“OEM”) on behalf of VivoPower and Tembo. Under the terms of the GB Auto Distribution Agreement, it is intended that VivoPower will direct GB Auto to participate in the procurement and assembly of these vehicles, for which GB Auto will earn a commission based on the sales price. The GB Auto Distribution Agreement contains a provision to the effect that the parties shall not have a relationship of agency, joint venture or partnership.

VivoPower International PLC
The Scalpel, 18th Floor 52 Lime Street, London, England, EC3M 7AF
www.vivopower.com

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The GB Auto Distribution Agreement includes a commitment by GB Auto to purchase a minimum of 2,000 Tembo electric vehicle conversion kits (Toyota Landcruiser and Hilux models) in the first four years of the agreement. This is based on GB Auto’s current contracted orders and GB Auto management estimates of future contracted purchases from its customer base. These commitments are expected to be fulfilled upon GB Auto generating these purchase orders of electric vehicles from its end-customers. As is customary in the industry, GB Auto will not be required to remit payment for its orders of conversion kits until end-customers enter into purchase orders for electric vehicles unless GB Auto purchases conversion kits prospectively ahead of end-customer orders. In the event that GB Auto fails to satisfy the minimum commitment, the GB Auto Distribution Agreement will undergo a review process under which the parties will attempt to agree to an acceptable outcome. If no acceptable resolution is reached, the parties may terminate the agreement, and GB Auto would lose its exclusivity in Australia.

The GB Auto Distribution Agreement is unique in that the estimated value reflects the full supply of the ruggedized and customized vehicles, incorporating the electric vehicle conversion kits. This is because of the market dynamics in Australia, where VivoPower has an established presence, through its Aevitas operations, that the Company is seeking to further reinforce through the relationship between Tembo and GB Auto. This is part of the Company’s strategy to not only deliver the vehicles but also the ancillary sustainable energy solutions, including microgrids, solar farms, charging stations and battery re-use (where appropriate) through working with existing Aevitas businesses.

VivoPower has previously disclosed that the potential electric vehicles that it expects could be sold to end-customers under the GB Auto Distribution Agreement could be worth up to $250 million in revenues. That estimate does not represent a firm commitment for purchase orders, and actual results may differ materially. VivoPower does not as a matter of course make public projections as to future sales, earnings, or other results. VivoPower’s management prepared such an estimate based on its good faith judgment using what it believed to be reasonable assumptions regarding the future sales of electric vehicles to end-customers in Australia, including minimum average pricing per unit. As future electric vehicle sales remain contingent on successful negotiation of end-customer sales contracts, the quantity, pricing and timing of each contract will be different. This estimation is not a formal projection of future revenue, but rather an indication of the expected value of such contracts to VivoPower. The foregoing estimate is subjective in many respects and there can be no assurance as to whether or not actual results will differ materially from those estimated. Therefore, as with any projections or forecasts, investors are cautioned not to attribute undue certainty to estimates of sales under the Company’s current or future distribution agreements.

Further terms governing other aspects of the GB Auto Distribution Agreement are in the process of being finalized and are contingent upon the outcome of commercial negotiations with OEM counterparties. This includes the negotiation and execution of a Supply and Modification Agreement which will further define the terms of the commercial relationship with OEM counterparties, including the settlement mechanics of payments and the procurement of materials between VivoPower, Tembo, GB Auto and OEMs.

Acces and Arctic Trucks Proposed Distribution Agreements

Unlike in Australia, where VivoPower has the Aevitas operations, VivoPower does not have established operating business units as yet in the Canadian and Nordic markets. Therefore, at this stage the Company is seeking only to supply electric vehicle conversion kits through its potential distribution partners (as opposed to the fully-converted vehicles). As a result, the estimated potential value of these proposed agreements reflect the current pricing of the electric vehicle conversion kits alone, as opposed to the full vehicle pricing as estimated for the GB Auto Distribution Agreement. These proposed distribution agreements are under negotiation and must be finalized prior to June 30, 2021, unless the parties agree to an extension, and all purchase commitments would be subject to the terms and conditions set forth in the final agreements.

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In terms of sustainable energy solutions for these markets, VivoPower will seek to enter joint ventures or partnerships with established players in these markets that have capabilities like GB Auto and Aevitas do in the Australian market. In the long term, VivoPower may consider a strategic acquisition in this regard depending on market conditions.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the proposed distribution agreements, including finalizing due diligence and negotiations with distribution partners, the formal execution of and entry into the final distribution agreements or other definitive transaction documents, and the related potential value of distribution agreements, or potential revenue to be derived from distribution agreements. These statements are based on VivoPower’s management’s current expectations or beliefs based upon what it believes to be reasonable assumptions made in good faith. These statements are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks.

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